Entero Therapeutics, Inc.

777 Yamato Road, Suite 502

Boca Raton, Florida 33431

May 30, 2025

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Jason Drory and Laura Crotty

Re:	Entero Therapeutics, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed May 27, 2025
File No. 001-37853

Dear Mr. Drory and Ms. Crotty:

On behalf of Entero Therapeutics, Inc. (the “Company”), please find below responses to comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 30, 2025, relating to the Company’s Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A filed on May 27, 2025. Concurrently with the submission of this letter, the Company is filing amendment No. 2 to the Preliminary Proxy Statement (the “Amendment No.2”) via EDGAR to the Commission.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the comment letter have been restated and are followed by the Company’s responses.

Proposal No. 1: Election of Directors

Background to Appointments of Messrs. Paolone, Corbett and Uppal, page 13

1.	We note your disclosure that "[n]one of Mssrs. Uppal, Paolone or Corbett have any relationship or affiliation with the BC Lender other than as appointees designated by the BC Lender." We further note that is appears Mssrs. Paolone and Corbett are employed by Oakridge Group. Please clarify whether BC Lender or its control person, Alson Niu, have any relationship or affiliation with Oakridge Group or Mssrs. Uppal, Paolone or Corbett or otherwise advise.

Response:

The Company has revised the Preliminary Proxy Statement on page 14 to address the Staff’s comment under the heading “Background to the Background to Appointments of Messrs. Paolone, Corbett and Uppal”. The Company notes that none of Mssrs. Uppal, Paolone or Corbett and none of Oakridge Securities Inc.(where Mr. Corbett is employed as Managing Director) or Oakridge Law LLP (where Mr. Paolone is a partner) have any relationship or affiliation with the BC Lender or with Mr. Nui other than as appointees designated by the BC Lender. The Company also notes that although Mr. Corbett is employed at Oakridge Securities Inc. and Mr. Paolone is a partner at Oakridge Law LLP, and although the two entities share the same branding, the two entities are distinct entities with each entity having its own operational team and distinct beneficial owners.

Director Compensation, page 15

2.	Please revise to include principal occupations and employment during the past five years for each nominee. See Item 7(b) of Schedule 14A and Item 401(e)(1) of Regulation S-K. For example, only, we note the following positions are not disclosed.
•	it appears that Richard Paolone is a Partner in Oakridge Law, which appears to be affiliated with Oakridge Group and Oakridge Securities, Inc.;
•	It appears that Richard Paolone and Eric Corbett are directors of Mixed Martial Arts Group Limited (NYSE American: MMA); and
•	It appears that Manpreet Uppal is a real estate agent with the Sutton Group-Alliance R.E.S.

Response:

The Company has revised the Preliminary Proxy Statement on pages 15 and 16.

Should you have additional questions regarding the information contained herein or in the Registration Statement, please contact the undersigned at Ross Carmel, Esq., rcarmel@srfc.law, or Avital Perlman, Esq. at aperlman@srfc.law.

Very truly yours,

By:	/s/ Richard Paolone
Name:	Richard Paolone

cc:	Ross Carmel, Esq.
Avital Perlman, Esq.